Exhibit 1
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                          KRUPP REALTY FUND, LTD. - III

                                                                     May 4, 1999

Dear Limited Partner:

         As you are by now aware, Madison Liquidity Investors 104, LLC, a Delaware limited liability company (the "Purchaser"), has made an offer (the "Madison Offer") to purchase limited partnership units ("Units") of Krupp Realty Fund, Ltd.- III (the "Partnership") for $425 per Unit (less a $50 transfer fee charged by the Partnership and any cash distributions made after April 21,
1999). The Madison Offer currently is scheduled to expire on May 24, 1999.

         The Krupp Corporation, a General Partner of the Partnership (the "Corporate General Partner"), has been advised that an affiliate of the General Partners of the Partnership (the "Affiliate") intends, prior to the expiration of the Madison Offer on May 24, 1999, to make its own offer to purchase Units. Because of the conflict of interest between the General Partners of the Partnership and the Affiliate, no recommendation is being made at this time by the Partnership, and the Partnership is remaining neutral, as to whether or not you should accept or reject the Madison Offer. The Corporate General Partner does believe, however, that Unit holders who desire to presently liquidate their interest in the Partnership for cash should tender the Units for the greatest purchase price available.

         Although the Corporate General Partner has been advised that the Affiliate intends to make an offer to purchase Units, there is no assurance that such an offer will be made. If the Affiliate determines not to make an offer, the Partnership will promptly advise you of its position as to whether or not you should accept or reject the Madison Offer.

         Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Madison Offer. You are advised to carefully read the Schedule 14D-9.

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         Please do not hesitate to call our Investor Communication
representatives at 1-800-255-7877 for assistance in any Partnership matter.

                                        Sincerely yours,


                                        /s/ Douglas S. Krupp
                                        --------------------
                                        Douglas S. Krupp
                                        The Krupp Corporation, a General
                                        Partner

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